SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act Of 1934

KANDI TECHNOLOGIES, CORP.
 (Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

      483709101
(CUSIP Number)

Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People’s Republic of China
Post Code 321016
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Robert S. Matlin, Esq.
Robert D. Shin, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, New York 10022
(212)536-3900

March 29, 2010
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D/A

CUSIP No.	Page 1 of 2 Pages
1		NAME OF REPORTING PERSONS ExcelVantage Group Limited S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): n/a
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION ExcelVantage Group Limited was organized in the British Virgin Islands.
NUMBER OF SHARES	7	SOLE VOTING POWER 12,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
THE REPORTING	9	SOLE DISPOSITIVE POWER 12,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 12,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.12%
14		TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No.	Page 2 of 2 Pages
1		NAME OF REPORTING Hu Xiaoming S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hu Xiaoming is a Chinese national.
NUMBER OF SHARES	7	SOLE VOTING POWER 12,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
THE REPORTING	9	SOLE DISPOSITIVE POWER 12,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 12,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.12%
14		TYPE OF REPORTING PERSON (see instructions) IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001 (“Common Stock”), of Kandi Technologies, Corp., a Delaware Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at Jinhua City Industrial Zone, Jinhua, Zhejiang Province, People’s Republic of China
Post Code 321016, and the telephone number is (86-579)8223-9856.

ITEM 2. IDENTITY AND BACKGROUND.

(a)
The names of the persons filing this Schedule 13D/A are Excelvantage Group Limited, a British Virgin Islands Company (“ExcelVantage”), and Hu Xiaoming, a Chinese national (together with ExcelVantage, the “Reporting Persons”).

(b)
The principal offices of Excelvantage are located at Jinhua City Industrial Zone, Jinhua City, Zhejiang Province, People’s Republic of China, Postal Code 321016.

The address of Hu Xiaoming is Jinhua City Industrial Zone, Jinhua City, Zhejiang Province, People’s Republic of China, Postal Code 321016.

(c)
The principal business of ExcelVantage is to serve as a holding company.

Mr. Hu is presently the President and Chief Executive Officer of the Issuer.  The Issuer’s principal business is the manufacturing of off-road vehicles (including ATVs, UTVs, and go-karts), motorcycles and mini-cars.  The principal business address of the Issuer is listed in Item 1 above.

(d)(e)
During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and they have not been subject to any judgment, decree or final order (as a result of being a party to any civil proceeding or a judicial or administrative body of competent jurisdiction) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Excelvantage Group Limited is a British Virgin Islands company. Hu Xiaoming is a Chinese national.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Hu Xiaoming acquired all of the outstanding shares of ExcelVantage from Tim Ho Man pursuant to a Transfer of Equity Agreement, dated as of March 29, 2010. ExcelVantage holds 12,000,000 shares of Common Stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

This Schedule 13D/A relates the Transfer of Equity Agreement between Tim Ho Man and Hu Xiaoming,  pursuant to which Hu Xiaoming acquired all of the outstanding shares of ExcelVantage.  ExcelVantage holds 12,000,000 shares, or 60.12%, of the Issuer’s Common Stock.

The purpose of the transaction was for Hu Xiaoming to acquire a controlling interest in the Issuer.

Except as set forth above, the Reporting Persons do not have any plans or proposals that relate to or would result in:

 (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

 (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

 (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

 (d) any other material change in the Issuer's business or corporate structure.

 (e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

 (f) any other material changes in the Issuer's business or corporate structure.

 (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

 h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

 (i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

 (j) any action similar to any of those enumerated above

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons beneficially own an aggregate of 12,000,000 shares, or 60.12%, of the Issuer’s Common Stock.

(b) Hu Xiaoming holds all of the outstanding shares of ExcelVantage and therefore has the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 12,000,000 shares of the Issuer’s Common Stock held by ExcelVantage.

(c) The Reporting Persons have not effected any transactions in the Issuer’s Common Stock in the past 60 days.

(d) To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described in Item 3 above, on March 29, 2010, Hu Xiaoming entered into a Transfer of Equity Agreement with Tim Ho Man, pursuant to which Hu Xiaoming acquired all of the outstanding shares in ExcelVantage.   ExcelVantage holds 12,000,000 shares , or 60.12%, of the Issuer’s Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Joint Filing Agreement, dated April 13, 2010, between the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signatures:

Date: April 13, 2010	/s/ Hu Xiaoming
EXCELVANTAGE GROUP LIMITED

/s/ Hu Xiaoming
HU XIAOMING